CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No      X

UPM-Kymmene Corporation
Stock Exchange Release 12 December,2002 at 9 a.m.

Investigation of UPM-Kymmene’s MACtac acquisition
continues in the USA

The US Department of Justice has informed UPM-Kymmene Corporation that its investigation in respect of UPM-Kymmene’s acquisition of MACtac is expected to continue after year end 2002. The deal was originally published on 21, August 2002. UPM-Kymmene continues to co-operate with the Department of Justice in order to complete the investigation. UPM-Kymmene’s target is to close the transaction during the first half of 2003.

For more information, please contact:
Mr Pentti Kallio, President, Raflatac Group, tel. +358 204 15 0015

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2002	UPM-KYMMENE CORPORATION

	By:	/s/ KARI TOIKKA
Kari Toikka
Executive Vice President and CFO

	By:	/s/ OLAVI KAUPPILA
Olavi Kauppila
Senior Vice President, Investor Relations